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EXHIBIT 4.5

                       Agreement Between Softlink, Inc.
                       --------------------------------
                             and MagiTech Studios
                             --------------------


This Agreement is made on August 17, 1998, between Softlink, Inc., a Nevada Corporation, and ("Company"), with principal place of business at 2041 Mission College Blvd., Ste. 156, Santa Clara, California 95054 and MagiTech Studios, ("MagiTech"), with place of business at 558 Brewster Ave., Suite 201, Redwood City, California 94063.
                                    Recital
Company and MagiTech desire to enter a business relationship to explore opportunities in software, children's product and internet markets.

1.0  Terms and Conditions

This agreement shall become effective from August 17, 1998, and will continue in effect for three years with an option to renew for three years unless terminated earlier.

l.1  Duties of MagiTech
-----------------------

MagiTech will serve Company faithfully in sales, marketing and product development in the software, children's product and internet markets or in a capacity with greater responsibility or authority to the best of MagiTech's ability under the direction of the Chief Executive Officer and / or the Board of Directors of Company.

1.2  Company Receives from MagiTech
-----------------------------------

     a. MagiTech's right on the FIP line and the ability to book the sales revenue from the sales of the FIP products in the U.S. without the liabilities of inventory and returns on the FIP products. (Note: the agreement MagiTech has with FIP/LLMP is through the end of 1998, a joint venture is to be discussed prior to January 1999, to determine how the product line will be handled going forward). MagiTech's will still retain a 9% override on sales and will cover a rep commission out of this override. The estimated gross margin to Company excluding the 9% override is approximately 10%.

     b. All rights to jointly develop the children's internet products by MagiTech (excluding products already optioned out). The intent is to integrate Softlink's technology into those products (where applicable) and to then license to third parties or market those products through a new joint venture "spin-off'" company, or a newly junder "WebToys.net." First right of refusal to license these items will be given to either WebToys.net or a new Company/MagiTech spin-off. Either company must prove sufficient sales and marketing capabilities, which includes funds for sales expenses and marketing dollars for advertising and in-store
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          displays. The estimated funding needed by either WebToys.net or the new Company/MagiTech spin-off is $4.0M.

     c. Lanette Orduna of MagiTech will give sufficient time as necessary to continue the development of the children's internet products and to develop Company's planned children's internet business and/or search engine over the term of the Agreement. Lanette will be responsible for the creative development as well as putting together the team to build the site and/or products over the terms of the Agreement. Her time is estimated for the first 5 months at 60%.

     d. Jerry Soto will give sufficient time as necessary to continue selling FIP products, Company's current products as well as work with Chris Daly on strategies for developing and launching new products and assisting the Company on operational issues. Company will pay MagiTech a 7.5% commission on net sales of Company's products (excluding Japan). MagiTech will be responsible for the sales rep commissions. Company will pay all pre-approved travel and marketing expenses. Jerry's time is estimated at 60%.

1.3  MagiTech receives from Company
-----------------------------------

     a. $40,000 per month from August 1998 through December 1998. $15,000 per month for the next 31 months starting January 1999. Company will also provides an office in Santa Clara for Jerry and Lanette to work out of as needed as well as computers, phones etc. If Jerry and Lanette works out of the Santa Clara office, Company will pay to Jerry and Lanette jointly $1,000 per month additional as car allowance for the increase in commute. (Note: On January 1, 1999 if MagiTech is spending an excessive amount of time on the Children's Internet Business, The Internet Toy Development and Company Salels the fee structure will be revised).

     b. If a children's internet product is licensed to a third party, the licensing fees and royalties received from such third party, shall be distributed 60% to Company and 40% to MagiTech. If a third party owns an interest to any of the existing concepts, or is ask to partner for development or technology, then this distribution occurs after the third party is compensated.

     c. If Company markets and sells the children's internet products under Company, MagiTech shall received a royalty of 5% based on Company's net sales. (Company must be able to prove sufficient sales and marketing capabilities and have received at least $4.0M of equity funding ). If WebToys.net sells the children's internet products, Company; and MagiTech will split a 5% royalty 50%-50% and Company will receive an agreed upon equity position in WebToys.net based on the WebToys.net valuation at the time and amount of dollars Company has funded in R&D for these products. If neither Company or WebToys.net has the ability to market the products, and MagiTech and Company decide to set up a joint venture company, the "New Co." will be set up with a 50-50 equity position prior to funding.
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     d.   MagiTech shall receive stock options of 150,000 shares of Company's common shares. The shares are vested monthly beginning August 1, 1998 in equal increments over a 36-month period. The exercise price is $1.20 per share and may be exercised anytime within 5 years from the date when the shares are vested.

     e. If Company spins off the Children's Internet Business and/or Search Engine as a separate company, then MagiTech shall receive stock options of the new company equal to (10% if Peter Chu joins, 20% if Peter Chu does not join Company and MagiTech takes the lead in managing the business) of the share issued at the time when the new company is organized. The exercise price is the fair market price at the time when the new company is organized and the exercise period is 5 years. Vesting is retroactive to August 1, 1998 at equal monthly increment over 36-month period.

2.0  Failure to Pay Employee
The failure of Company to pay MagiTech as provided above may be deemed a breach of this agreement, and unless such breach is cured within 15 days after written notice to Company, the breach of contract issue shall be subject to binding arbitration under terms of the American Arbitration Association.

3.0  Reimbursement of Expenses
Company shall reimburse MagiTech for reasonable out-of-pocket pre-approved expenses that MagiTech shall incur in connection with MagiTech's services for Company, on presentation by MagiTech of appropriate vouchers to Company within 10 days.

4.0  Termination And Renewal of Agreement
An agreement to exercise the three-year option will be made mutually by both parties in writing six months prior to the end of the term of the agreement. If the option is not exercised, the parties are on notice that the agreement will terminate on July 31, 2001. Company may terminate this agreement without cause at any time after the first five months with 30-day notice. If the Company terminates MagiTech without cause prior to August 31, 2001, than 100% of the any option to purchase common shares granted MagiTech by Company should immediately vest.

5.0  Confidential Information
It is understood between the parties that, during the term of the Agreement, MagiTech will deal with confidential information that is Company property used in the course of its business or other business confidential information. MagiTech shall treat as confidential any information obtained by MagiTech concerning business, products, techniques, methods, systems, prices, plans or policies of the Company or Company's customers.

Furthermore, Company will deal with confidential information that is MagiTech property used in the course of its business or other business confidential information. Company shall treat as confidential any information obtained by Company concerning business, products, techniques, methods, systems, prices, plans or policies of MagiTech or MagiTech customers.
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6.0  General
This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior oral or written agreements, arrangements., and understandings with respect thereto. This Agreement is made under and shall be construed pursuant to the laws of the State of California, in the County of Santa Clara, as if the agreement was made and entered into by both parties within the State of California.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first set forth above


MagiTech:                                         Company:
MagiTech Studios                                  Softlink, Inc.



/s/ LANETTE ORDUNA                                /s/ JOHNSON T. LEE
---------------------------                       ------------------------------
Lanette Orduna, President                         Johnson T. Lee, President